Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251042

PROSPECTUS SUPPLEMENT NO. 6

(to Prospectus dated December 8, 2020)

SOC Telemed, Inc.

69,280,960 Shares of Class A Common Stock
350,000 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus dated December 8, 2020 (the "Prospectus"), which forms a part of our registration statement on Form S-1 (No. 333-251042). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 56,780,960 shares of our Class A common stock, par value $0.0001 per share, and warrants to purchase an aggregate of 350,000 shares of Class A common stock, consisting of (i) up to 16,800,000 shares of Class A common stock (the “PIPE shares”) issued in a private placement pursuant to subscription agreements entered into on July 29, 2020, October 22, 2020, and October 23, 2020; (ii) up to 4,375,000 shares of Class A common stock (the “founder shares”) issued upon consummation of our business combination with Specialists On Call, Inc. on October 30, 2020 (the “Business Combination”), in exchange for shares of our Class B common stock originally issued in a private placement to HCMC Sponsor LLC (the “Sponsor”) and subsequently distributed to the Sponsor’s members; (iii) up to 700,000 shares of Class A common stock (the “private placement shares”) originally issued in a private placement to the Sponsor and subsequently distributed to the Sponsor’s members; (iv) up to 350,000 warrants to purchase shares of Class A common stock (the “private placement warrants”) originally issued in a private placement to the Sponsor and subsequently distributed to the Sponsor’s members; (v) up to 350,000 shares of Class A common stock issuable upon exercise of the private placement warrants; and (vi) up to 34,555,960 shares of Class A common stock (the “closing shares”) issued in connection with the consummation of the Business Combination to SOC Holdings LLC and certain of our officers and directors who were officers and directors of Specialists On Call, Inc.

In addition, the Prospectus relates to the offer and sale of up to 12,500,000 shares of our Class A common stock that are issuable by us upon the exercise of 12,500,000 warrants (the “public warrants” and, together with the private placement warrants, the “warrants”) that were previously registered.

Our Class A common stock and warrants are listed on the Nasdaq Global Select Market under the symbols “TLMD” and “TLMDW,” respectively. On May 7, 2021, the last reported sales price of our Class A common stock was $7.81 per share and the last reported sales price of our warrants was $1.20 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

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Investing in our securities involves risks.  See the section entitled “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before buying our securities.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 10, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 4, 2021

SOC TELEMED, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39160	84-3131208
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1768 Business Center Drive, Suite 100

Reston, Virginia 20190

 (Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (866) 483-9690

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.0001 per share	TLMD	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	TLMDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 10, 2021, SOC Telemed, Inc. (the “Company”) announced that the Board of Directors of the Company (the “Board”) has appointed, effective as of May 4, 2021 (the “Effective Date”), Mr. Gyasi C. Chisely as a Class II director of the Company with a term to expire at the annual meeting of stockholders to be held in 2022. In connection with the appointment, the Board approved an increase in the size of the Board, from eight to nine members, effective as of the Effective Date. Mr. Chisley was also appointed to serve on the Audit Committee of the Board.

As a non-employee director, Mr. Chisley will receive cash compensation and an equity award for his Board service in accordance with the Company’s Director Compensation Policy. Mr. Chisley is not a party to any transaction with the Company that would require disclosure under Item 404(a) of Regulation S-K, and there are no arrangements or understandings between Mr. Chisley and any other persons pursuant to which he was selected as a director. In addition, Mr. Chisley has entered into an indemnification agreement with the Company consistent with the form of indemnification agreement entered into between the Company and each of its current directors.

Item 7.01.	Regulation FD Disclosure.

On May 10, 2021, the Company issued a press release announcing the appointment of Mr. Chisley to the Board. A copy of the press release is attached hereto as Exhibit 99.1.

The information included in this Item 7.01 and in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall any such information or exhibits be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such document.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description

99.1	Press Release, dated May 10, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOC Telemed, Inc.

Date: May 10, 2021	By:	/s/ Eunice Kim
	Name:	Eunice Kim
	Title:	General Counsel and Corporate Secretary

 Exhibit 99.1

SOC Telemed Announces Two Healthcare Industry Leaders Joining Board of Directors

Mr. Gyasi Chisley and Dr. Chris Gallagher round out additions to a growing board

Reston, VA – May 10, 2021 – SOC Telemed (“SOC”), the largest national provider of acute care telemedicine, today announced two additions to its Board of Directors, bringing the total number of directors to nine.

The two newest members of the board are Mr. Gyasi C. Chisley, former President and Chief Executive Officer, Hospitals and Clinics at Cancer Treatment Centers of America Global, Inc. and Dr. Chris Gallagher, President of SOC Telemed’s recently acquired Access Physicians.

“We are proud to announce that the SOC Telemed Board of Directors is stronger than ever with the addition of these two leaders who have dedicated their careers to improving healthcare and addressing health inequities,” said John Kalix, CEO of SOC Telemed. “Gyasi is a proven leader in healthcare with diverse experience leading healthcare organizations, managed care and hospital administration. Chris is a thought leader in the space of acute care telemedicine and brings an additional clinical voice and strong entrepreneurial perspective to the board. These are two well-qualified leaders fully prepared to help SOC guide its course.”

Joining the Board in May 2021, Mr. Chisley brings rich experience as former President and Chief Executive Officer, Hospitals and Clinics at Cancer Treatment Centers of America Global, Inc., which includes the Cancer Treatment Centers of America Comprehensive Cancer Care Network of hospitals and Outpatient Care Centers. Previously, Mr. Chisley served as Chief Strategy Officer and Senior Vice President, Strategy and Payment Policy/Innovation for UnitedHealthcare from 2016 to 2019. Prior to UnitedHealthcare, Chisley served as CEO for Methodist Healthcare and Senior Vice President for Methodist Le Bonheur Healthcare in Memphis. In these roles he established a vision for fiscal growth, and a continuum of care and culture approach for two acute sites and long-term care facilities, while aligning physicians’ practices and clinics. He also held various senior leadership roles within the Mercy Health network.

Joining the Board in March 2021, Dr. Chris Gallagher, M.D., FACC, is a board-certified doctor of internal medicine and cardiovascular disease and President of SOC Telemed’s recently acquired Access Physicians. Dr. Gallagher led the growth of Access Physicians as Chief Executive Officer. Prior to his role at Access Physicians, Dr. Gallagher served as the Chief Medical Officer of CHRISTUS Mother Frances Hospital - Sulphur Springs. He trained at UT Southwestern for both his Internal Medicine residency and Cardiology Fellowship and earned his Doctor of Medicine from Texas Tech University School of Medicine. He is a fellow in the American College of Cardiology and member of the American Association of Cardiovascular and Pulmonary Rehabilitation, American Medical Association, and Texas Medical Association.

“I am so pleased to welcome Gyasi and Chris to our Board of Directors. These additions complement our vision for a Board filled with expert voices and unique perspectives, as we guide SOC Telemed’s ongoing evolution,” stated Steve Shulman, Chairman of the Board of Directors. “By adding these two highly respected and seasoned executives, the SOC Board of Directors is better able to provide invaluable guidance in building the future of telemedicine.”

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About SOC Telemed

SOC Telemed (SOC) is the leading national provider of acute telemedicine technology and solutions to hospitals, health systems, post-acute providers, physician networks, and value-based care organizations since 2004. Built on proven and scalable infrastructure as an enterprise-wide solution, SOC’s technology platform, Telemed IQ, rapidly deploys and seamlessly optimizes telemedicine programs across the continuum of care. SOC provides a supportive and dedicated partner presence, virtually delivering patient care through teleNeurology, telePsychiatry, teleCritical Care, telePulmonology, teleCardiology, teleInfectious Disease, teleNephrology, teleMaternal-Fetal Medicine and other service lines, enabling healthcare organizations to build sustainable telemedicine programs across clinical specialties. SOC enables organizations to enrich their care models and touch more lives by supplying healthcare teams with industry-leading solutions that drive improved clinical care, patient outcomes, and organizational health. The company was the first provider of acute clinical telemedicine services to earn The Joint Commission’s Gold Seal of Approval and has maintained that accreditation every year since inception. For more information, visit www.soctelemed.com.

Media Relations:
Lauren Shankman
Trevelino/Keller
lshankman@trevelinokeller.com

Investor Relations:
Bob East or Jordan Kohnstam
Westwicke, an ICR company
SOCIR@westwicke.com
(443) 213-0500